                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    / /                   Form 40-F    /X/


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   / /                           No   /X/


     If  "Yes"  is  marked,   indicate  below  the  file  number  assigned  to
the  registrant  in  connection  with   Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               AT&T CANADA INC.
                               (Registrant)


Date: May 2, 2002              By:   /S/ SCOTT EWART
                               -------------------------------------------------
                               Name:  Scott Ewart
                               Title: Senior Vice President, General Counsel,
                                      Secretary & Chief Privacy Officer

                                                                 [AT&T LOGO]


                 AT&T CANADA ADVANCES PLANS TO IMPROVE OPERATING
              EFFICIENCY AND ENHANCE LONG-TERM FINANCIAL POSITION

         ANNUALIZED OPERATING COST SAVINGS OF $80 MILLION TO BE REALIZED

       COMPANY AMENDS AGREEMENT WITH BANK LENDING SYNDICATE; BUSINESS PLAN
                    FUNDED THROUGH TO THE LATTER PART OF 2003

                          REPORTS FIRST QUARTER RESULTS

--------------------------------------------------------------------------------
Investment Community: AT&T Canada will hold a teleconference call at 8:30 a.m. eastern today to discuss today's announcements and its first quarter 2002 results. Those wishing to participate should call 1.416.640.1907 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.attcanada.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 185691#.
--------------------------------------------------------------------------------

TORONTO, May 2, 2002 -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions, today announced a number of initiatives to create operating efficiencies, strengthen the Company's financial position, and refocus its business activity to better serve the needs of its customers. The Company also reported financial and operating results for the first quarter of 2002.

Specifically, the Company launched an aggressive plan to bring the Company's cost structure in line with current revenue, and to reallocate resources to further enhance the service provided to its established customer base. Together, these initiatives will result in a reduction of the Company's workforce by approximately 1,000 people, and the lowering of capital spending to between $200 to $220 million in 2002. The Company expects to achieve annual operating cost savings of approximately $80 million and improved flexibility for the allocation of the Company's financial resources going forward.

AT&T Canada continues to have the support of its banking syndicate, and effective May 1 has agreed to an amended lending agreement. These amendments, together with the Company's efficiency initiative and other actions discussed herein, give AT&T Canada confidence that its business plan is fully funded through to the latter part of 2003.

JOHN MCLENNAN, VICE CHAIRMAN AND CEO OF AT&T CANADA STATED, "THIS IS AN IMPORTANT TIME FOR OUR INDUSTRY AND FOR OUR COMPANY. THOSE COMPANIES THAT MAKE THE DIFFICULT DECISIONS NOW WILL BE THE COMPANIES THAT GROW, INNOVATE, SUCCEED AND DELIVER LONG-TERM VALUE. WE ARE DETERMINED TO BE ONE OF THOSE COMPANIES. THE ACTIONS WE HAVE ANNOUNCED TODAY WILL HELP FOCUS OUR RESOURCES AROUND THE CORE GROWTH AND HIGHER MARGIN GENERATING AREAS OF OUR BUSINESS. THE RESULT SHOULD BE GREATER OPERATING EFFICIENCY AND FINANCIAL STRENGTH, AND A SHARPENED FOCUS ON THE SERVICE WE PROVIDE TO OUR CUSTOMERS."

Today's actions are consistent with the initiatives taken by AT&T Canada over the last 24 months to position the Company for long-term growth and profitability. During 2000 the Company, along with other industry participants worked to successfully re-shape the contribution subsidy regime. During 2001, AT&T Canada actively participated in the CRTC Price Cap regulatory proceedings to bring competitive balance to the industry. Also during 2001 the Company implemented a reduction of its workforce by approximately 650 employees, achieving $40 million of annual operating cost savings.

"THE CANADIAN TELECOMMUNICATIONS INDUSTRY IS UNDERGOING FUNDAMENTAL CHANGE. AT&T CANADA IS EXECUTING A CAREFULLY CONCEIVED PLAN TO ENHANCE ITS OPERATING EFFICIENCY, MAINTAIN STRONG CUSTOMER RELATIONSHIPS, HELP CREATE A MORE EQUITABLE AND COMPETITIVE REGULATORY ENVIRONMENT, AND ESTABLISH A SOLID FINANCIAL FOUNDATION FOR THE COMPANY. BY THESE ACTIONS WE BELIEVE THE COMPANY WILL ACHIEVE ITS FULL POTENTIAL AS A PROFITABLE, LONG-TERM LEADER OF THE CANADIAN TELECOMMUNICATIONS INDUSTRY. I AM CONVINCED THAT THE BUSINESS PLAN WE ARE IMPLEMENTING WILL DO JUST THAT, AND BUILD THE LONG-TERM VALUE OF OUR COMPANY FOR ALL OF OUR STAKEHOLDERS," SAID MR. MCLENNAN.

"WE RECOGNIZE THAT THE STEPS WE ARE TAKING RESULT IN A LOWER EMPLOYEE BASE FOR THE COMPANY. THOSE EMPLOYEES WHO WILL BE LEAVING THE COMPANY MAY DO SO WITH THE KNOWLEDGE THAT THIS IS NOT A REFLECTION ON THEIR INDIVIDUAL PRODUCTIVITY, PROFESSIONALISM OR DEDICATION. AT&T CANADA VALUES THE CONTRIBUTIONS THEY HAVE MADE AND IS COMMITTED TO WORKING CLOSELY WITH THEM AS THEY TRANSITION TO THEIR NEXT ENDEAVOR. AS THEY LEAVE THE ORGANIZATION THESE INDIVIDUALS WILL RECEIVE A FULL RANGE OF BENEFITS AND ASSISTANCE,' SAID HARRY TRUDERUNG, PRESIDENT AND CHIEF OPERATING OFFICER OF AT&T CANADA.

"WITH THE ACTIONS ANNOUNCED TODAY AND THE SUPPORT OF OUR BANKING SYNDICATE, COMBINED WITH THE ACTIONS WE HAVE TAKEN OVER THE LAST 24 MONTHS, OUR BUSINESS PLAN IS FUNDED THROUGH TO THE LATTER PART OF 2003. WE REMAIN HOPEFUL THAT THE PLANNED CANADIAN REGULATORY RULING ON OR BEFORE MAY 31, WILL RESULT IN FUNDAMENTAL STRUCTURAL CHANGE TO THE REGULATORY FRAMEWORK IN OUR INDUSTRY. AFTER THE CRTC HAS MADE ITS RULING, WE WILL RE-CALIBRATE OUR PLAN TO REFLECT THE NEW REGULATORY ENVIRONMENT. ONCE THAT IS DONE, WE WILL BE WELL POSITIONED TO ADDRESS ALL OTHER ISSUES, INCLUDING AN ASSESSMENT OF THE COMPANY'S CAPITAL STRUCTURE TO ENSURE THAT IT PROVIDES THE LIQUIDITY AND FLEXIBILITY NEEDED FOR AT&T CANADA TO GROW AS A PROFITABLE AND EFFECTIVE COMPETITOR," SAID MR. MCLENNAN.

Q1 FINANCIAL AND OPERATING RESULTS
- Revenues for the three months ended March 31, 2002, were $383.8 million. For the year ago first quarter, revenues were $387.9 million. Revenues for the 2002 first quarter from Local, Data, Internet, E-Business Solutions and Other services, represent 60% of the total revenue base versus 55% in first quarter 2001. Long Distance revenues represent 40% of the revenue base down from 45% in the same period last year.

- Local revenues increased by 29% from the first quarter in 2001. Local access lines in service at March 31, 2002 were 552,800, an increase of 92,094 or 20% from the same period last year. Of the installed base, the number of lines that are either on-net or on-switch represents 51% of this total. At March 31, 2002, the Company also had an additional 7,289 local access lines which had been sold, but not yet installed. Total Data revenues including Internet and E-Business Solutions increased by 3% from the same quarter in 2001. This increase is primarily the result of the acquisition of Montage eIntegration Inc. Revenue from long distance services decreased by 12% from the same period last year, the result of an 11% reduction in average price per minute and a 1% decrease in minute volume.

- The Company's EBITDA (earnings before interest, taxes, depreciation, and amortization) for the first quarter totaled $38.0 million, representing an increase of $6.5 million from first quarter 2001. This improvement in EBITDA was primarily the result of lower SG&A costs.

- The Company's Net Loss for the quarter totaled $157.6 million, representing an improvement of $9.9 million from first quarter 2001. This reduction in Net Loss was primarily the result of lower amortization expense of $25.9 million, associated with the Company's application of a new accounting standard to no longer amortize goodwill, and improved EBITDA of $6.5 million, partially offset by an increase in Net Interest expense of $17.1 million and an increase in Depreciation expense of $6.8 million.

- The Company is completing the analysis required by the new goodwill accounting standard, and expects that a significant portion of its goodwill and intangible assets amounting to approximately $1.6 billion will be impaired.

OTHER DEVELOPMENTS

LIQUIDITY
- At March 31 the Company had cash on hand of $342 million with a further $100 million expected from the monetization of cross currency interest rate swaps required under the amendment to the bank credit facility. The Company's bank facility, of which $200 million was drawn at March 31, 2002, contains financial maintenance tests, including minimum EBITDA requirements. The Company is currently in compliance with these covenants.

- AT&T Canada and its banking group have agreed to certain amendments to its bank credit facility. Effective May 1, 2002, the total facility was reduced from $600 million to $400 million. The total amount drawn on May 1, 2002 was $200 million. The revolving term facility component was reduced to $325 million from $525 million. The $75 million operating facility component was unchanged. Further draws are permitted as follows: $100 million is available under the revolving term facility upon delivery of a business plan, following the release of the CRTC Price Cap decision, that demonstrates compliance with the covenants under the Senior Credit Facility and is approved by lenders representing two-thirds of the amount committed: and a further $100 million is available under the revolving term facility upon the approval of each lender. The amendment also requires that the Company unwinds a sufficient amount of its cross currency interest rate swaps to generate cash proceeds of at least $100 million. Under the amendment, the maximum allowable out-of-the-money mark-to-market position on the Company's hedged position has been set at $100 million.

- As previously reported, events of default under the bank credit facility include the receipt of an opinion from the Company's auditors that is qualified for going concern or similar reasons. Note 2 to the Company's 2001 consolidated financial statements, to be filed later today, includes disclosure that calls into question the Company's ability to continue as a going concern in the event there is a change of ownership that advances the maturity of certain of its indebtedness. The Company believes that this disclosure does not constitute an impermissible qualification under the Credit Agreement, and the lenders have agreed not to assert or otherwise claim as such for the 2001 consolidated financial statements. This does not affect the interpretation by either the Company or the lenders for any future period.

- On February 20, 2002, the Company repurchased for approximately $100 million, all of the outstanding accounts receivable sold into the securitization program established July, 2001. The program has not been terminated and may be resumed in the future if certain conditions, relating to the Company's credit rating, are satisfied. The securitization agreement includes the requirement that the Company maintain an investment grade credit rating from both Moody's and Standard & Poor's.

- On February 22, 2002, Standard & Poor's downgraded the Company's Senior Unsecured Debt to BB. On February 27, 2002, Moody's downgraded the Company's Senior Unsecured Debt to Ba3 and on March 22, 2002, Moody's downgraded the Company's Senior Unsecured Debt further to B3.

CHANGES TO THE BOARD OF DIRECTORS
- The Company is announcing certain changes to its Board of Directors. John Haigh has resigned from the Board coincident with his leaving AT&T Corp. to pursue other business interests. AT&T Corp has waived its right to elect a replacement for Mr. Haigh, and has waived its right to designate two other Board nominees. These seats have now been filled by Board nominees: Purdy Crawford, who remains an independent director, Stephen Halperin who resigned as a nominee of British Telecom coincident with the windup of Concert and British Telecom's investment in AT&T Canada, and who is also an independent director, and John McLennan. In addition Steven Chisholm will sit as a Board nominee, rather than as a nominee of Ontario Teachers' Pension Plan Board. James Meenan remains on the Board as a nominee of AT&T Corp. Edward (Ted) Rogers, President and Chief Executive Officer of Rogers Communications Inc., has resigned from the Board and has been replaced by David P. Miller, Vice President and General Counsel, Rogers Communications Inc. Alan Horn, Vice President Finance and Chief Financial Officer of Rogers Communications Inc. retains his seat on the Board as a nominee of Rogers. The Company would like to extend its sincere gratitude to John Haigh and Ted Rogers for the important contributions they have made to the Board and Company over the preceding years, and to welcome Mr. McLennan and Mr. Miller to the Board.

- With these changes, the Company's Board of Directors and their affiliations are as follows; Board Nominees: Purdy Crawford, Steven Chisholm, Marc Fortier, Stephen Halperin, John McLennan, Lisa de Wilde; Nominee of Founding Investors: Craig Young; Nominees of Class B Deposit Receipt
     Holders: Andre Bureau, Phillip Ladouceur; Nominees of Rogers
     Communications: Alan Horn, David Miller; Nominee of AT&T Corp.: James
     Meenan.

COMMITTEE OF THE BOARD AND GREENHILL FINANCIAL ADVISORS
- On March 14, 2002, the Company announced that it had appointed a Committee of its Board of Directors to work with management to address complex issues facing the Company in the foreseeable future. Such issues include a significant regulatory decision expected to be released on or before May 31, 2002, which could have a significant impact on the future of sustainable competition in telecommunications in Canada; the effect of AT&T Corp. satisfying its obligations under the Deposit Receipt Agreement; and the impact of these events on the operating and financial circumstances of the Company. In addition, the committee appointed Greenhill & Co., LLC as financial advisors to evaluate various scenarios regarding the issues, opportunities and alternatives for the Company.

NOTE TO INVESTORS
A number of the matters discussed herein are not historical or current facts, but rather deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally. Such discussion may materially differ from AT&T Canada's actual future experience involving any one or more of such matters. The operations and results of AT&T Canada's telecommunications business may be subject to the effect of other risks and uncertainties. Factors which could cause results or events to differ materially from current expectations include but are not limited to, the impact of the transactions contemplated by the Deposit Receipt Agreement upon AT&T Canada; the impact of the CRTC's decision concerning the review of the price caps regime for local services expected in May 2002; existing government regulations and changes in, or the failure to comply with, government regulations; the significant indebtedness of the Company; the Company's level of liquidity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability, terms and cost of capital required to fund capital and other expenditures; the duration and extent of the current economic downturn; the possibility of further deterioration in the state of capital markets and the telecommunications industry; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; uncertainty as to whether AT&T Canada's strategies will yield the expected benefits, synergies and growth prospects; the ability to dispose of or monetize assets; the ability to increase revenues from business segments other than voice services (such as data and Internet services); the Company's ability to access markets, design effective fibre optic routes, install cable and facilities, including switching electronics, interconnect to the Incumbent Local Exchange Carriers' networks, satisfy the obligations imposed on Competitive Local Exchange Carriers by the CRTC and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new customers, and the consequent impact on pricing strategies, revenues and network capacity; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings and the ability to attract and retain qualified personnel.

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public Company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the Company, and for a 8:30 a.m. eastern review of the first quarter results.




FOR ADDITIONAL INFORMATION, PLEASE CONTACT:


MEDIA:                                     INVESTORS AND ANALYSTS:
Ian Dale                                   Brock Robertson
(416) 345-2227                             (416) 345-3125
ian.dale@attcanada.com                     brock.robertson@attcanada.com

May Chiarot                                Dan Coombes
(416) 345-2342                             (416) 345-2326
may.chiarot@attcanada.com                  dan.coombes@attcanada.com

AT&T Canada First Quarter 2002 Results
Page 7
May 2, 2002

                                AT&T CANADA INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               (in thousands of dollars, except per share amounts)


                                                                                             THREE MONTHS ENDED
                                                                                        MARCH 31           DECEMBER 31
                                                                                   2002         2001           2001
                                                                               -----------   -----------   -----------
                                                                               (unaudited)   (unaudited)   (unaudited)

Revenue                                                                        $   383,830    $ 387,864    $   394,469

Expenses
        Service costs                                                              255,169      247,191        259,980
        Selling, general and administrative                                         90,636      109,114         68,931
                                                                               -----------    ---------    -----------
Earnings before interest, taxes, depreciation and amortization (1)                  38,025         31,559       65,558

Depreciation and amortization                                                       91,026      108,348        125,372
                                                                               -----------    ---------    -----------
Loss from operations                                                               (53,001)     (76,789)       (59,814)

Other income (expense):
        Interest income                                                              2,271        1,509          3,712
        Interest expense                                                          (106,138)     (88,296)      (105,990)
        Other income (expense)                                                         935       (2,069)        (6,602)(2)
                                                                               -----------    ---------    -----------
Loss before minority interest and provision for income taxes                      (155,933)    (165,645)      (168,694)

Provision for income taxes                                                          (1,686)      (1,830)        (2,002)
                                                                               -----------    ---------    -----------
Loss for the period                                                               (157,619)    (167,475)      (170,696)

Deficit, beginning of period, as previously reported                            (1,513,805)    (780,704)    (1,349,167)

Adjustment related to a change in accounting policy for foreign exchange (2)       (12,274)        --           (6,216)
                                                                               -----------    ---------    -----------

Deficit, beginning of period, as restated                                       (1,526,079)    (780,704)    (1,355,383)

Deficit, end of period                                                         $(1,683,698)   $(948,179)   $(1,526,079)
                                                                               -----------    ---------    -----------
                                                                               -----------    ---------    -----------

Basic & diluted loss per common share                                          $     (1.57)   $   (1.73)   $     (1.74)
                                                                               -----------    ---------    -----------
                                                                               -----------    ---------    -----------

Weighted average number of common shares outstanding                               100,099       96,777         98,356
(in thousands)                                                                 -----------    ---------    -----------
                                                                               -----------    ---------    -----------

Diluted weighted average shares outstanding (in thousands)                         145,087      143,199        145,092
(in thousands)                                                                 -----------    ---------    -----------
                                                                               -----------    ---------    -----------


(1) EBITDA is earnings before interest, taxes, depreciation and amortization, and is commonly used as a measure to assist in understanding operating results.

(2) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased by nil, ($17.3 million), $23.5 million and $6.1 million, respectively.

                                     -MORE-

AT&T Canada First Quarter 2002 Results
Page 8
May 2, 2002

                                AT&T CANADA INC.
                           CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)

                                                         MARCH 31        MARCH 31     DECEMBER 31
                                                           2002            2001          2001
                                                        -----------    -----------    -----------
                                                        (unaudited)    (unaudited)     (audited)

ASSETS

Current assets:
         Cash and short term deposits                   $   341,784    $   793,028    $   537,294
         Accounts receivable                                204,068        210,953         70,640
         Other current assets                                23,606         20,494         14,154
                                                        -----------    -----------    -----------
                                                            569,458      1,024,475        622,088

Property, plant and equipment                             2,136,152      2,169,887      2,180,773
Goodwill                                                  1,638,995      1,678,996      1,639,065
Other assets                                                 78,601        116,941        132,238
Deferred pension asset                                       45,862         10,774         45,174
Deferred foreign exchange                                   119,997        204,468        114,842
                                                        -----------    -----------    -----------
                                                        $ 4,589,065    $ 5,205,541    $ 4,734,180
                                                        -----------    -----------    -----------
                                                        -----------    -----------    -----------

LIABILITIES AND SHAREHOLDERS' EQUITY/ (DEFICIT)

Current liabilities:
         Accounts payable                               $    71,471    $    55,251    $    63,291
         Accrued interest payable                            26,974         25,829         70,004
         Accrued liabilities                                227,862        267,322        267,229
         Income taxes payable                                 5,933          3,614          5,584
         Current portion of capital lease obligations         2,154          2,096          1,930
                                                        -----------    -----------    -----------
                                                            334,394        354,112        408,038

Long term debt                                            4,746,423      4,716,937      4,672,738
Other long term liabilities                                  45,033         27,174         45,110

Shareholders' equity/ (deficit)
         Common shares                                    1,146,204      1,054,509      1,133,664
         Warrants                                               709            988            709
         Deficit                                         (1,683,698)      (948,179)    (1,526,079)
                                                        -----------    -----------    -----------
                                                           (536,785)       107,318       (391,706)
                                                        -----------    -----------    -----------
                                                        $ 4,589,065    $ 5,205,541    $ 4,734,180
                                                        -----------    -----------    -----------
                                                        -----------    -----------    -----------

                                     -MORE-

AT&T Canada First Quarter 2002 Results
Page 9
May 2, 2002

                                AT&T CANADA INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            (in thousands of dollars)


                                                                                     THREE MONTHS ENDED
                                                                                   MARCH 31          DECEMBER 31
                                                                              2002          2001        2001
                                                                            ---------    ---------    ---------
                                                                           (unaudited)  (unaudited)  (unaudited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
      Loss for the period                                                   $(157,619)   $(167,475)   $(170,696)

      Adjustments required to reconcile loss to cash flows from operating activities:
          Depreciation and amortization                                        91,026      108,348      125,372
          Accretion of senior discount note interest                           39,908       34,586       38,174
          Amortization of debt issuance costs                                   2,542        3,990        3,198
          Amortization of deferred foreign exchange                              --          1,129        2,688
          Amortization of deferred gain on termination of
          cross currency swaps and forward contracts                           (1,671)        --         (1,671)
          Deferred pension charges                                               (681)        (148)      (3,277)
          Foreign exchange gain (loss)                                            496         --        (24,670)
                                                                            ---------    ---------    ---------
                                                                              (25,999)     (19,570)     (30,882)

          Change in non-cash working capital                                 (156,783)     (20,197)      36,279
                                                                            ---------    ---------    ---------
      Net cash generated by (used in) operating activities                   (182,782)     (39,767)       5,397

INVESTING ACTIVITIES:
      Additions to networks and equipment                                     (54,843)    (124,396)     (61,347)
      Additions to other assets                                                    54       (4,748)      (1,908)
                                                                            ---------    ---------    ---------
      Net cash used in investing activities                                   (54,789)    (129,144)     (63,255)

FINANCING ACTIVITIES:
      Issue of share capital, net of issue costs                               12,256       15,240       10,925
      Termination of cross currency swaps and forward contracts                  --           --         26,700
      Draw/(repayment) on credit facility                                      30,000         --         20,000
      Issues (repayment) of long term debt                                       --        877,230         --
      Debt issue costs                                                            (72)        --           (230)
      Addition to other long term liabilities                                    (133)        --         17,794
      Other                                                                      --            320         --
                                                                            ---------    ---------    ---------
      Net cash generated by (used in) financing activities                     42,051      892,790       75,189

EFFECT OF EXCHANGE RATE CHANGES                                                    10          562          407
                                                                            ---------    ---------    ---------
INCREASE (DECREASE) IN CASH AND SHORT-TERM DEPOSITS                          (195,510)     724,441       17,738
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD                             537,294       68,587      519,556
                                                                            ---------    ---------    ---------
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD                                 $ 341,784    $ 793,028    $ 537,294
                                                                            ---------    ---------    ---------
                                                                            ---------    ---------    ---------
Supplemental Information:

Income taxes paid                                                           $   1,823    $   1,745    $   1,121
Interest paid                                                               $ 106,687    $  72,969    $  21,745

AT&T Canada First Quarter 2002 Results
Page 10
May 2, 2002

                                AT&T CANADA INC.
                    SELECTED STATISTICAL AND OPERATIONAL DATA


                                      MARCH 31        MARCH 31    DECEMBER 31
                                        2002            2001         2001
                                     -----------     ----------   ----------
REVENUE (IN THOUSANDS)
Data                                 $   115,568     $  122,714   $  121,740
Local                                     59,669         46,266       58,566
Internet & E- Business Solutions          48,980         37,646       47,691
Other                                      5,313          5,758        4,328
                                     -----------     ----------   ----------
                                     $   229,530     $  212,384   $  232,325

Long Distance                            154,300        175,480      162,144
----------------------------------   -----------     ----------   ----------
TOTAL                                $   383,830     $  387,864   $  394,469

Buildings accessed                         3,316          3,295        3,313
Intracity fiber route kilometers           4,745          4,615        4,733
Intracity fiber strand kilometers        308,671        274,345      301,359
Intercity fiber route kilometers          14,001         14,001       14,001
Intercity fiber strand kilometers        200,090        200,090      200,090
CLEC networks operational                     29             29           29
CLEC networks under development                2           --              2
Local voice switches operational              14             14           14
Access lines in service                  552,800        460,706      548,969
Access line orders in backlog              7,289          7,840       11,159
Central office collocations                   96             82           96
Circuits in service (VGEs)             1,863,232      1,682,065    1,854,489
High-speed data ports                     25,607         25,218       25,857
Frame relay switches                         108            104          108
ATM switches                                 695            663          695
Full-time employees                        5,027          5,485        5,070
Long distance minutes of use (Qtr)     2,217,985      2,249,269    2,166,336